UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 10, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Unifi, Inc.

File No. 1-10542 - CF#36463

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Unifi, Inc. submitted an application under 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Forms listed below.

Based on representations by Unifi, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	10-Q	February 5, 2010	through June 30, 2022
10.1	10-Q	November 2, 2012	through June 30, 2022
10.34	10-K	September 10, 2014	through June 30, 2022
10.35	10-K	September 10, 2014	through June 30, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Acting Secretary